J Sainsbury plc

RECEIVED
2006 FEB -6 P 4:??
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

82-913

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA





06010682

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 20 January 2006

Dear Sir

SUPPL

B share scheme elections and redemption of B shares

Share award under 2005 Share Plan

Directors Holdings

Please find enclosed copies of the above announcements made to the London Stock Exchange on 19 January 2006 and 20 January 2006.

Yours faithfully



Hazel Jarvis
Deputy Secretary

PROCESSED
FEB 08 2006
THOMSON
FINANCIAL

Enc



19 January 2006

B share scheme elections and redemption of B shares

The registrars have notified J Sainsbury plc of the number of B shares redeemed on 18 January 2006.

- 9,277,339 B shares (representing 0.48% of the total number of B shares issued) were redeemed on 18 January 2006.
- 34,418,255 B shares (representing 1.77% of the total number of B shares issued), remain outstanding to be redeemed in the future on 18 January or 18 July in each calendar year until 18 July 2007.

Enquiries:

Investor Relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

Notes:
1. Payments in respect of B shares redeemed yesterday have been settled through the CREST system or, for certificated holders, cheques were despatched on 18 January 2006
2. The next date on which outstanding B shares may be redeemed is 18 July 2006. Redemption Notices to be received by the Company's registrar by 30 June 2006.
3. 1,943,173,266 B shares were issued on 19 July 2004.
4. The Company will redeem all B shares remaining in issue on 18 July 2007.

19 January 2006

Share award under 2005 Share Plan

Following the appointment of Roger Burnley as Supply Chain Director and member of the Operating Board on 3 January 2006 the Company granted the following share award.

J Sainsbury plc Share Plan 2005

Date of Grant	Core Share Award	Personal Share Investment	Maximum Share Award	Last Exercise Date
18 January 06	66,752 (1)	51,741	540,724 (3) (4)	23 March 2010

(1) Core Share Award is a pro rated award over the four-year performance period from the date of appointment.

(2) The Core Award and Personal Investment Award have been calculated according to the closing mid-market share price averaged over the 90 day period preceding 3 January 2006, 289.9p.

(3) The maximum share award excludes the personal investment shares acquired by Roger which must be held for the duration of the plan and assumes that the performance conditions are met in full.

(4) The performance conditions will be determined in 2009 at the end of the four year performance period. If the performance conditions are on track to reach the maximum award multiplier at the end of year three then there is an opportunity for early exercise over a maximum of 270,362 ordinary shares. The first exercise date will be on 14 May 2008 following the Preliminary Results announcement being made.

It is Roger's intention to make the maximum personal investment of 51,741 shares in J Sainsbury plc under the conditions of the share plan.

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Darren Mark Shapland

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Darren Mark Shapland

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Darren Mark Shapland

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

9,699

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

307.75p

14. Date and place of transaction

20 January 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,034 ordinary shares

16. Date issuer informed of transaction

20 January 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

20 January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Hamish Murray Andrew Elvidge

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Hamish Murray Andrew Elvidge

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Hamish Murray Andrew Elvidge

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

12,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

305.25p

14. Date and place of transaction

20 January 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

61,854 ordinary shares

16. Date issuer informed of transaction

20 January 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

20 January 2006